Exhibit 4.66

Power of Attorney

We, Beijing Momo Technology Co., Ltd., a limited liability company organized and existing under the laws of the PRC, with its address at Room 222002, Floor 20th, Building No.6, Yard No.1, Futongdong Avenue, Chaoyang District, Beijing , and a holder of 100% of the equity interest of QOOL Media (Tianjin) Co., Ltd. (hereinafter “QOOL Tianjin”) as of the date when the Power of Attorney is executed, representing RMB37,000,000 in the registered capital of QOOL Tianjin, hereby irrevocably authorize QOOL Media Technology (Tianjin) Co., Ltd. (the “WFOE”) to exercise the following rights relating to all equity interests held by us now and in the future in QOOL Tianjin (“Our Shareholding”) during the term of this Power of Attorney:

The WFOE is hereby authorized to act on our behalf as our exclusive agent and attorney with respect to all matters concerning Our Shareholding, including without limitation to: 1) attending shareholders’ meetings of QOOL Tianjin; 2) exercising all the shareholder’s rights and shareholder’s voting rights that we are entitled to under the PRC laws and QOOL Tianjin’s Articles of Association, including but not limited to the sale, transfer, pledge or disposition of Our Shareholding in part or in whole; and 3) designating and appointing on our behalf the legal representative, directors, supervisors, chief executive officer and other senior management members of QOOL Tianjin.

Without limiting the generality of the powers granted hereunder, the WFOE shall have the power and authority to, on our behalf, execute all the documents we shall sign as stipulated in the Exclusive Option Agreement entered into by and among us, the WFOE and QOOL Tianjin on December 16, 2024 and the Equity Pledge Agreement entered into by and among us, the WFOE and QOOL Tianjin on December 16, 2024 (including any modification, amendment and restatement thereto, collectively referred to as the “Transaction Documents”), and perform the terms of the Transaction Documents.

All the actions associated with Our Shareholding conducted by the WFOE shall be deemed as our own actions, and all the documents related to Our Shareholding executed by the WFOE shall be deemed to be executed by us. We hereby acknowledge and ratify those actions and/or documents by the WFOE.

The WFOE is entitled to re-authorize or assign its rights related to the aforesaid matters to any other person or entity at its own discretion and without giving prior notice to us or obtaining our consent. If required by PRC laws, the WFOE shall designate a PRC citizen to exercise the aforementioned rights.

During the period that we are a shareholder of QOOL Tianjin, this Power of Attorney shall be irrevocable and continuously effective and valid from the date of execution of this Power of Attorney.

During the term of this Power of Attorney, We hereby waive all the rights associated with Our Shareholding, which have been authorized to the WFOE through this Power of Attorney, and shall not exercise such rights by ourselves.

This Power of Attorney is written in Chinese and English. The Chinese version and English version shall have equal legal validity.

Beijing Momo Technology Co., Ltd.

/s/ Beijing Momo Technology Co., Ltd.

December 16, 2024

QOOL Media Technology (Tianjin) Co., Ltd.

/s/ QOOL Media Technology (Tianjin) Co., Ltd.

QOOL Media (Tianjin) Co., Ltd.

/s/ QOOL Media (Tianjin) Co., Ltd.

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